UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 31, 2009
RESOLUTE ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	132-02695	27-0659371
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

1675 Broadway, Suite 1950
Denver, CO	80202
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: 303-534-4600
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events
On August 31, 2009, the Company filed with the Securities and Exchange Commission (the “SEC”) a first amendment to its preliminary Registration Statement on Form S-4 (File No. 333-161076) (the “Registration Statement”) that includes a preliminary proxy statement of Hicks Acquisition Company I, Inc., a Delaware corporation (“Hicks Acquisition”), and constitutes a preliminary prospectus of the Company. The Registration Statement relates to the transactions contemplated by that certain Purchase and IPO Reorganization Agreement, dated as of August 2, 2009, by and among Hicks Acquisition, the Company, Resolute Holdings Sub, LLC, Resolute Subsidiary Corporation, a wholly-owned subsidiary of the Company, Resolute Aneth, LLC, Resolute Holdings, LLC, and HH-HACI, L.P., pursuant to which Hicks Acquisition’s stockholders will acquire a majority of the outstanding shares of capital stock of the Company (collectively, the “Acquisition”).
On September 1, 2009, Hicks Acquisition issued a press release announcing that it has established a record date and special meeting date for the special meetings of its warrantholders and stockholders to consider and vote on several proposals related to the Acquisition. Hicks Acquisition’s warrantholders of record at the close of business on September 8, 2009 and stockholders of record at the close of business on August 31, 2009 will be entitled to vote on the warrantholder or stockholder proposals, as applicable. Hicks Acquisition’s special meeting of warrantholders will be held on September 22, 2009 at 10:00 a.m. central time and will be immediately followed by Hicks Acquisition’s special meeting of stockholders at 10:30 a.m. central time, each at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, 39th Floor, Dallas, Texas 75201. The text of the press release is attached to this report as Exhibit 99.1 and is incorporated herein by reference.
Participants In The Solicitation
Hicks Acquisition, the Company and their respective directors and officers may be deemed participants in the solicitation of proxies to Hicks Acquisition’s stockholders with respect to the Acquisition. A list of the names of those directors and officers and a description of their interests in the Acquisition is contained in the preliminary proxy statement/prospectus regarding the Acquisition, which is included as part of the preliminary Registration Statement. Hicks Acquisition’s stockholders may obtain additional information about the interests of the directors and officers of Hicks Acquisition and the Company in the Acquisition by reading any other materials to be filed with the SEC regarding the Acquisition when such information becomes available.
Important Additional Information Regarding the Acquisition will be Filed with the SEC
In connection with the Acquisition, Hicks Acquisition and the Company have filed a first amendment to the preliminary proxy statement/prospectus, which is included as part of the Registration Statement. Hicks Acquisition and the Company may file other relevant documents concerning the Acquisition, including any additional amendments to the Registration Statement that may be filed by the Company. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) INCLUDED AS PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE ACQUISITION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov. Investors may also obtain these documents, free of charge, by directing a request to Hicks Acquisition at 100 Crescent Court, Suite 1200, Dallas, TX 75201 or by contacting Hicks Acquisition at (214) 615-2300.
Item 9.01. Financial Statements and Exhibits.
(d)	Exhibits.

Exhibit
Number	Exhibit

99.1*	Press Release.

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
     Date: September 1, 2009

RESOLUTE ENERGY CORPORATION
By:	/s/ James M. Piccone
James M. Piccone
President

EXHIBIT INDEX

Exhibit
No.	Description
99.1*	Press Release.

*	Filed herewith.

Exhibit 99.1
HICKS ACQUISITION COMPANY ANNOUNCES RECORD DATE
AND MEETING DATE
FOR WARRANTHOLDER AND STOCKHOLDER VOTE
Dallas, Texas — September 1, 2009 — Hicks Acquisition Company I, Inc. (AMEX: TOH), a special purpose acquisition company founded and headed by Thomas O. Hicks, announced today that Hicks Acquisition’s special meeting of warrantholders will be held on September 22, 2009 at 10:00 a.m. central time and will be immediately followed by Hicks Acquisition’s special meeting of stockholders at 10:30 a.m. central time (collectively, the “Special Meeting”), each at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, 39th Floor, Dallas, Texas 75201. The record date for determining warrantholders entitled to vote will be September 8, 2009, and the record date for determining stockholders entitled to vote will be August 31, 2009.
Warrantholders of record as of September 8, 2009 will be invited to attend the Hicks Acquisition special meeting of warrantholders and to vote on the following warrantholder proposals: (1) to amend the terms of the warrant agreement governing Hicks Acquisition warrants exercisable for shares of Hicks Acquisition common stock in order to allow Hicks Acquisition warrantholders to elect to receive in the acquisition described below, for each outstanding Hicks Acquisition warrant that was issued in Hicks Acquisition’s initial public offering (“Public Warrants”), either (i) $0.55 in cash or (ii) a new warrant exercisable for one share of Resolute Energy Corporation (“Resolute”) Common Stock, subject to adjustment and proration as described in the proxy statement/prospectus described below; (2) to approve the adjournment of the special meeting of Hicks Acquisition warrantholders, if necessary, to permit further solicitation and vote of proxies in favor of the foregoing proposals; and (3) such other matters as may properly come before the special meeting of Hicks Acquisition warrantholders or any adjournment or postponement thereof. If the Acquisition is consummated, any warrantholder who votes against the foregoing proposals or who makes no election will receive $0.55 in cash in exchange for each of its Public Warrants.
Stockholders of record as of August 31, 2009 will be invited to attend the Hicks Acquisition special meeting of stockholders and to vote on the following stockholder proposals: (1) to elect four directors to serve on Hicks Acquisition’s board of directors; (2) to approve an amendment to Hicks Acquisition’s amended and restated certificate of incorporation to provide for its perpetual existence and to permit a business combination with an entity engaged in the energy industry as its principal business; (3) to adopt the Purchase and IPO Reorganization Agreement, dated as of August 2, 2009, by and among Hicks Acquisition, Resolute, Resolute Subsidiary Corporation, a Delaware corporation, Resolute Aneth, LLC, a Delaware limited liability company, Resolute Holdings, LLC, a Delaware limited liability company, Resolute Holdings Sub, LLC, a Delaware limited liability company (“Seller”), and HH-HACI, L.P., a Delaware limited partnership, and to

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approve the transactions contemplated thereby (the “Acquisition”), pursuant to which, through a series of transactions, Hicks Acquisition stockholders will acquire a majority of the outstanding common stock of Resolute, par value $0.0001 per share, and Resolute will acquire Hicks Acquisition and the business and operations of Seller; (4) to approve the adjournment of the special meeting of Hicks Acquisition stockholders, if necessary, in order to permit further solicitation and vote of proxies in favor of the foregoing proposals; and (5) such other matters as may properly come before the special meeting of Hicks Acquisition stockholders or any adjournment or postponement thereof.
Because purchases of common stock typically settle in three business days, purchasers of Hicks Acquisition common stock who currently enter purchase orders will not be holders of record by August 31, 2009. Thus, to gain the ability to vote on any of the stockholder proposals described above, any such purchasers would need to make arrangements to obtain proxies from persons who are holders of Hicks Acquisition common stock as of the record date in connection with privately negotiated purchases from them.
The full meeting agenda will be detailed in the definitive proxy statement/prospectus regarding the Acquisition, which will be included as part of the Registration Statement on Form S-4 (File No. 333-161076) of Resolute, which will be mailed to all stockholders and warrantholders of record. The Registration Statement has not yet been declared effective by the Securities and Exchange Commission (“SEC”).
ABOUT HICKS ACQUISITION COMPANY I, INC.
Hicks Acquisition is a special purpose acquisition company, launched in October 2007 in an initial public offering that was, with $552 million of gross proceeds, the largest SPAC IPO completed at that time. Founded by Thomas O. Hicks, Hicks Acquisition was formed for the purpose of acquiring, or acquiring control of, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, one or more businesses or assets. It currently has no operating businesses.
ABOUT RESOLUTE NATURAL RESOURCES COMPANY
Resolute is an independent oil and gas company engaged in the acquisition, exploitation and development of oil and gas properties. The company operates producing properties in Utah and Wyoming. In addition, Resolute owns exploration properties in Wyoming and Alabama.
PARTICIPANTS IN THE SOLICITATION
Hicks Acquisition, Resolute, and their respective directors and officers may be deemed participants in the solicitation of proxies to Hicks Acquisition’s stockholders with respect to the Acquisition. A list of the names of those directors and officers and a description of their interests in the Acquisition is contained in the preliminary proxy statement/prospectus regarding the Acquisition, which is included as part of the preliminary Registration Statement on Form S-4 (File No. 333-161076) of Resolute. Hicks Acquisition’s stockholders may obtain additional information about the interests of the directors and officers of Hicks Acquisition and Resolute in the Acquisition by reading

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any other materials to be filed with the SEC regarding the Acquisition when such information becomes available.
IMPORTANT ADDITIONAL INFORMATION REGARDING THE ACQUISITION WILL BE FILED WITH THE SEC
In connection with the Acquisition, Hicks Acquisition and Resolute have filed the preliminary proxy statement/prospectus, which is included as part of the Registration Statement. Hicks Acquisition and Resolute may file other relevant documents concerning the Acquisition, including any amendments to the Registration Statement that may be filed by Resolute. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) INCLUDED AS PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE ACQUISITION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov. Investors may also obtain these documents, free of charge, by directing a request to Hicks Acquisition at 100 Crescent Court, Suite 1200, Dallas, TX 75201 or by contacting Hicks Acquisition at (214) 615-2300.
FORWARD LOOKING STATEMENTS
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised”, “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: uncertainties as to the timing of the transaction, approval of the transaction by Hicks Acquisition’s stockholders; the satisfaction of other closing conditions to the transaction, including the receipt of any required regulatory approvals; the approval of the charter amendment by Hicks Acquisition’s stockholders and the warrant amendment by Hicks Acquisition’s warrantholders; costs related to the transaction; the volatility of oil and gas prices; discovery, estimation, development and replacement of oil and gas reserves; the future cash flow, liquidity and financial position of Resolute; the success of the business and financial strategy, hedging strategies and plans of Resolute; the amount, nature and timing of capital expenditures of Resolute, including future development costs; availability and terms of capital; the effectiveness of Resolute’s CO2 flood program; the timing and amount of future production of oil and gas; availability of drilling and production equipment; operating costs and other expenses of Resolute; the success of prospect development and property acquisition of Resolute; the success of Resolute in marketing oil and gas; competition in the oil and gas industry; Resolute’s relationship with the Navajo Nation and Navajo Nation Oil and Gas, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas become exercisable; the

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impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters; government regulation of the oil and gas industry; developments in oil-producing and gas-producing countries; the success of strategic plans, expectations and objectives for future operations of Resolute. Actual results may differ materially from those contained in the forward-looking statements in this press release. Hicks Acquisition and Resolute undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.
Contacts:
Sloane & Company
Josh Hochberg or Nevin Reilly
212-486-9500
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